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BRIGHTER STARTS FOR BABIES

LullaFeed™

LULLAFEED™

The world's first smart, music-powered feeding solution to enhance infant development

lullafeed.com   Louisville, KY        Consumer Goods   Retail   VC-Backed   Childcare

Highlights

VC-Backed
Raised $250K or more from a venture firm

Award winning neonatal founders with 2+ decades experience feeding infants and

1 helping parents

2 $1.25M raised! Previously backed by Render Capital, Keyhorse Capital, 8 neonatologists, & 13 angels

3 Winner of 5 pitch competitions totaling 130K in non-dilutive funding

4 Baby-ready MVP built and currently being tested by parents in an alpha trial

5 Celebrated with 2,000+ likes/comments/shares from parents and supporters on announcement of waitlist

6 Over 300 signups on pre-launch waitlist campaign at LullaFeed.com

7 Raised $150K in NIH funds and top four finalist invited to present at NIH Proof-of-Concept showcase

8 1 granted patent and 1 pending patent

Featured Investors

 **Render Capital** Follow

Managing Director, Render Capital West Point Engineer with Extensive Leadership, Stakeholder Management and Venture Capital Experience. Startup growth and scaling, program, project and process management and innovation initiatives.
wefunder.com

"Our team has had unwavering faith in the Innovative Therapeutix team to successfully bring LullaFeed™ to market. The team is acutely aware of the clinical problem and each has direct experience working in the neonatal space with infants and their families. I am personally excited to be a part of this next phase of growth for Innovative Therapeutix and the LullaFeed™ product. As an investor, I will continue to support this team by opening up the Render Capital network, resource pool, advisor base, and corporate partners for any benefit to Innovative Therapeutix."



The Kentucky and Science Technology Corporation

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Executive Director, KSTC | Managing Partner, Keyhorse Capital A Louisville, KY native, active in early stage venture capital investing, tech start-ups, education advocacy and community development.

"The founders have had strong references, made rapid progress, assembled a strong team, taken an evidenced-based approach to product development and has solid history and understanding of both the problem and today's therapies/interventions."



Dr. Terry Cohen, MD

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Born and raised in Louisville, KY and has been practicing Neonatology since 1996. He has developed a philosophy of care that both focuses on the long term outcomes of premature infants, while constantly re-examining the current models of treatment used.

"I have known and worked closely with both founders, who have helped me care for my patients in a Level III NICU setting, for well over twenty years combined. I identify them both as the local, if not regional experts in their respective fields. I am familiar with their efforts not only to develop a novel feeding product focused on my own patient population, but to do this in a manner of integrity supported by rigorous study rather than conjecture an ongoing quality improvement rather than market appeal. Over the past three decades, although neonatology has experienced remarkable advancements in technology, equipment, and medication, I am hard pressed to name a single, well-studied technique or novel device to significantly improve infant feeding."



Gill Holland

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Gill Holland is a serial entrepreneur and community builder. He is a former lawyer, owns sonaBLAST! Records, is involved on many cultural boards, and was named 2009's Person of the Year by Louisville Magazine.
wefunder.com

"As a music entrepreneur and father of three (that I had experience with trying to give bottles to!), I loved the idea of a baby nursing to their mom's singing. I am sure I could have used this back in the day! When I met Michael and Rebekah and heard their stories from working in the neonatal intensive care units, it was a no-brainer to invest and try to help get this idea to the millions of babies and caretakers who can benefit!"

 **AV RCP LP**
Invested $120,000 ⓘ

[Follow]

Syndicate Lead
The Nation's First Wefunder Match Fund supports campaigns in Louisville and Southern IN - matching the first $20,000 that your company raises!
accessventures.org

"The team is acutely aware of the clinical problem and each has direct experience working in the neonatal space with infants and their families. I am personally excited to be a part of this next phase of growth for Innovative Therapeutix and the LullaFeed™ product. As an investor, I will continue to support this team by opening up the Render Capital network, resource pool, advisor base, and corporate partners for any benefit to Innovative Therapeutix"

Our Team

 ### Michael Detmer Chief Executive Officer

Board-certified music therapist with neonatal intensive care unit (NICU) specialty, 8+ years clinical and research experience on infant behavior and development + serving as principal investigator on multiple clinical studies.

 ### Rebekah Gossom Chief Clinical Officer

Speech-language pathologist and infant feeding specialist with 20+ years full-time experience feeding infants and helping parents in the neonatal intensive care unit (NICU) and outpatient feeding clinic.

Wouldn't you do anything to help your baby if they weren't feeding?

LullaFeed™ is the world's first patented music-powered feeding solution that attaches to the bottom of a baby bottle, on a mission to help the nearly 60% of infants (and their parents) that struggle with feeding. Developed by two neonatal experts, the smart technology provides research-based lullaby music reinforcement synchronized to the baby's feeding pattern along with mobile app-based insights and analytics for caregivers to track progress. LullaFeed™ taps into the $197B baby tech industry, where caregivers are seeking digital and data-based solutions to give them confidence and assurance that their infant is growing healthy and strong. In the video below, learn more from founders Michael and Rebekah about how LullaFeed™ is set to revolutionize infant care.



One of the biggest fears of a new parent is that their baby won't eat. We're here to take that stress away, making sure infants get a strong and healthy start.



3 in 5 infants
struggle with feeding.

Founders Michael and Rebekah see these problems every day in their work with infants and parents in the neonatal intensive care unit (NICU).

"It's been an honor to care for so many babies and parents in the Louisville area and we're beyond excited with the thought that LullaFeed™ will allow us to help more families than we ever could have imagined."

It's estimated that 57% of children, or 74.1 million each year, may experience challenges with feeding. These issues present for a variety of reasons, but most often:

- in infants born prematurely

- at the end of maternity leave when the mother returns to work

- in infants born with a developmental delay

- for infants with common issues like a tongue tie



Parents should not have to resort to trial-and-error

resort to trial-and-error.

Today, parents are left with trial-and-error troubleshooting using different bottles or nipples hoping their baby will feed. In the most severe cases, they end up in the ER admitted with "failure to thrive".

Persistent feeding issues cause
speech and language delays
seen as early as 2 years of age.

When feeding challenges present, no time can be wasted. Infants require adequate nutrition for optimal growth and development and if problems aren't resolved, there can be long term impacts.

If the developmental milestone of feeding is missed, acquiring these skills later is **much harder, or impossible.**

These issues no longer need to be a parent's worst nightmare. With LullaFeed™, the baby will have the lullaby of their parent's love supporting them and encouraging them through the feeding journey, ensuring they are growing healthy and strong, one LullaFeed™ at a time!



LullaFeed™
product demo

The LullaFeed™ system consists of two components: 1) our baby bottle attachment and 2) our mobile app. Our smart baby bottle attachment fits onto variously sized bottles with its flexible "sleeve" design.



TM
Music-Driven Baby Feeding
• All-in-one feeding sensor + music player attaches to bottle
• Flexible sleeve fits variously sized/shaped bottles
• Baby-safe, easy to clean

The LullaFeed™ attachment contains multiple sensors used to detect infant feeding patterns and when feeding is detected, the parent's pre-recorded voice plays back to the infant via an embedded speaker as a reward and encouragement for the infant to continue feeding. In short, if the infant drinks, they hear their parent's lullaby. If they stop drinking, the lullaby stops. Because infants are attentive to and seek

their parent's voice, they suck again to keep the music on, in turn strengthening the neurologic and oral-motor systems for feeding.

Lullaby music plays when feeding is detected.

The science here is **contingent music**, which is supported by over three decades of published clinical research to improve infant development, behavior, and feeding skills (<u>1</u>, <u>2</u>, <u>3</u>, <u>4</u>, <u>5</u>, <u>6</u>, <u>7</u>).



And it gets better, other studies have shown that **even the parents** have positive responses to music with their baby including reduced stress(<u>1</u>, <u>2</u>, <u>3</u>) and improved parent-infant bonding(<u>1</u>, <u>2</u>).

Benefits of contingent music

- improved feeding rate
- more bottles per day
- bottles finished sooner
- increased attention
- improved bonding
- decreased stress

Our mobile app is initially used to record the parent's voice for the LullaFeed™ bottle attachment and can later be used to gather insights and analytics on the infant's feeding performance from the feeding data collected.

LullaFeed™ App



+ Add Feeding

Congrats!
Theo's last feeding score was 91, a 26% improvement in the past 7 days.

Upon first using the app, the parent selects a few favorite lullabies from our playlist of pre-loaded guides. Then, while recording, the parent sings along to the guide voice and is also supported with our in-app karaoke style platform including a rhythmic vibration of the phone ensuring singing is at a tempo of 60 beats per minute, which matches the baby's average suck rate at 1 suck/second.



Stay connected to your baby.

- Monitor feeding progress from anywhere
- Review analytics and insights as your baby grows
- Record and store personal lullaby music

The app also allows parents to track how feedings are improving, how much milk their baby took, how long feedings are taking, how many successful feeds were taken each day, and more.





As we are rapidly approaching our launch to market, we announced a waitlist signup at **LullaFeed.com** in October '23, which has clearly established our product-market fit. See what customers had to say for yourself on **Michael's** and **Rebekah's** post here!



The excitement has continued, too. We have demonstrated market validation with over 300 waitlist signups!

> **My baby was in the hospital for the first 4 months of his life due to needing an airway reconstruction and was NG-tube fed during this time. Now we are weaning him off the G-tube but are struggling with quantity and keeping interest. LullaFeed™ would be great for him because he loves music and if he had positive associations with a bottle, meal time wouldn't be such a struggle.**


Pricing Model
LullaFeed

We're first launching LullaFeed™ as a consumer health product to gain market feedback and prepare for, and help fund, a medical device version which will be used in hospitals with the tiniest and sickest of infants.


$89.99
$299.99
$75.99
$79.99

At our current cost of goods (per 10K units) this will yield a 66% gross margin.

$22.85 → 66%

COGs/10,000 units → gross margin

After launching online to consumers and building out the medical device iteration, we'll commercialize to NICUs and outpatient feeding clinics.

Market Opportunity

LullaFeed™ taps into the **$197B baby tech industry** as our total addressable market, growing at an estimated CAGR of 8.9%. Our SAM is the **US baby tech industry ($46B)**, and our obtainable market is the 59% of *non-Medicaid covered families facing early feeding challenges (57%), representing a $15.47B annual opportunity.

**We are in early conversations with hospital foundations and local grant-based programs to offer LullaFeed™ at reduced prices or for free to families who otherwise couldn't afford it.*


$197B
TAM
Global Baby Tech Industry
$46B
SAM
US Baby Tech Industry
$15.47B
SOM
US non-Medicaid families w/ feeding challenges

Our waitlist campaign has revealed an even broader interest, though: 2/3 of parent signups are still expecting or have infants **without** feeding issues, highlighting the universal appeal of music and feeding analytics, beyond just problem-solving.

65% of parents signed up are expecting, adopting, or have an infant *without* a feeding challenge.

Additionally, 3/4 of our sign-ups were either friends and family that want to buy LullaFeed™ as a baby shower gift or caregivers like daycare providers that want to use this in their job.



3/4 of signups are family & friends.

Pitchbook reported that "Venture-backed parent-tech companies in the US have attracted nearly $1.4 billion in 2021...that total is larger than what the category garnered in the previous four years combined." And, it makes sense: with a million more millennial women becoming mothers each year – mothers who prefer to stay in the workplace – they are increasingly relying on technology solutions to give them peace of mind that their new baby is safe and sound.

The baby tech industry is growing faster than ever before.

Parents are seeking objective data and analytics to give them confidence their baby is growing and thriving and we're the first company to bring forth a sensor-based, insight-focused, music-powered, and baby-tailored feeding product.



LullaFeed™ provides assurance and confidence to parents...

while promoting critical developmental skills for their baby.

We bring an extraordinarily unique blend of expertise to LullaFeed™. As a neonatal music therapist and a speech-language pathologist/infant feeding specialist, we have a combined 25+ years of experience in treating, researching, and feeding infants.

★★★★★

Award Winning Team

Award Winning Team

Our work is grounded in our daily patient interactions, giving us a deep understanding of the challenges and concerns faced by parents and caregivers, ensuring LullaFeed™ is developed from a foundation of expertise and real world knowledge.

Neonatal clinicians with 25+ years experience



Michael Detmer, MME, MT-BC (NICU-MT)
Chief Executive Officer | Founder
NICU Music Therapist



Rebekah R. Gossom, MS, CCC-SLP (CNT)
Chief Clinical Officer | Founder
Infant Feeding Specialist

LullaFeed™ in the news



The Lane Report

LullaFeed™ wins Render Competition among "302 startup applicants from 27 countries that applied"



KY INNO

"While LullaFeed™'s function is relatively simple...the strategy behind its patent-pending technology is fairly complex"



UofL news

"UofL-backed teams swim with the 'sharks' (and win)"



LOUISVILLE PUBLIC MEDIA

"A Louisville duo's invention uses the power of song to help infants feed"







LullaFeed™ wins Venture Sharks business competition and also took home the audience favorite award. They were "selected based on the viability of its idea, the ability of the final award to positively impact the business and the quality of their presentation."

"This unique and user-friendly technology will allow parents to support their child with feeding, thus preventing hospital readmissions, long-term feeding issues, and speech/language delays."

The capital raised from this community round will directly support the final productization of LullaFeed™.



Use of Funds

Our next effort is to incorporate customer feedback from our current alpha unit trial into the buildout of a beta/market-ready unit.



LullaFeed™ has closed capital from notable institutional investors including Render Capital, The Kentucky Science and Technology Corporation, CATO Neonatal Innovations, Inc., and eight neonatologists (yes, even baby doctors are rooting for us!) as well as 13 other angel investors.



We opened this community investment round to give our fans, supporters, and cheerleaders the opportunity to invest alongside of our institutional investors. Together, we're going to bring LullaFeed™ to market, giving parents assurance and peace of mind, and babies the best chance of growing up healthy and strong!

Invest in brighter starts for babies.

LullaFeed™